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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. )*


                           Family Golf Centers, Inc.
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                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
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                        (Title of Class of Securities)

                                 30701A 10 6
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                                (CUSIP Number)

                                Dominic Chang,
                          Family Golf Centers, Inc.
                            225 Broadhollow Road,
                            Melville, N.Y. 11747
                                (516) 694-1666
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         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              February 11, 1997
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                 SCHEDULE 13D

CUSIP NO. 30701A 10 6                                     PAGE   OF   PAGES

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1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Dominic Chang
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS*                                              PF
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES OF AMERICA
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      NUMBER OF          7. SOLE VOTING POWER                    2,569,334*
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                  0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER               2,569,334*
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER             0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                           2,569,334*
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                21.8%
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14.   TYPE OF REPORTING PERSON*                                     IN
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

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
   *Includes (i) 1,000 shares of common stock owned by Mr. Chang's children and (ii) options to purchase 10,000 shares, which are currently exercisable.

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Item 1. Security and Issuer.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Family Golf Centers, Inc. (the "Company"), whose principal executive offices are located at 225 Broadhollow Road, Melville, New York, 11747.

Item 2. Identity and Background.

     (a) This statement is filed by Dominic Chang.

     (b) The business address of Mr. Chang is 225 Broadhollow Road, Melville, New York, 11747.

     (c) The principal occupation of Mr. Chang is as Chairman of the Board, Chief Executive Officer and President of the Company.

     (d) Mr. Chang has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Chang has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f) Mr. Chang is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate purchase price (excluding commissions) of the shares owned by Mr. Chang is approximately $457,834.11. Such shares were purchased with personal funds.

Item 4. Purpose of Transaction.

     The shares owned by Mr. Chang are held for investment. Mr. Chang intends to review his investment in the Company on a continuing basis and, depending upon various factors, including the Company's business affairs and financial position, the price levels of the shares of the Common Stock, and conditions in the securities markets and general economic and industry conditions, Mr. Chang will take such actions with respect to his investment in the Company as he deems appropriate in light of the circumstances existing from time to time. Such actions may include the acquisition of additional shares of the Common Stock through open-market and privately negotiated transactions, and, may, subject to applicable securities laws, include the sale of some or all of his holdings in the open market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

Item 5. Interest in the Securities of the Issuer.

     (a) The aggregate percentage of shares of the Common Stock reported as owned by Mr. Chang is based upon 11,769,732 shares outstanding, which is the number of shares outstanding at November 12, 1996, as reported in the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 1996.

     As of the close of business on February 11, 1997, Mr. Chang: (i) owns 2,558,334 shares of Common Stock directly, (ii) owns 1,000 shares of Common Stock indirectly (which shares are owned by Mr. Chang's children) and (iii) holds options to purchase 10,000 shares of Common Stock, which options are currently exercisable, aggregating 2,569,334 shares of Common Stock. Such shares constitute approximately 21.8% of the shares outstanding (based upon the 7,779,732 shares which would be outstanding upon the exercise of Mr. Chang's options).

     (b) Mr. Chang has the sole power to vote and direct the vote and to dispose and direct the disposition of the shares of the Common Stock owned by him.

     (c) All transactions in the Common Stock in the sixty days preceding the date of this Schedule 13D by Mr. Chang are set forth on Schedule A hereto. All of such transactions were effected through the open-market.

     (d) No person other than Mr. Chang is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned by Mr. Chang.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to Mr. Chang's Employment Agreement with the Company, Mr. Chang was granted an option to purchase 10,000 shares of the Company's Common Stock at an exercise price of $6.75 per share. Such option is currently exercisable. In addition, Mr. Chang has pledged 174,000 shares of Common Stock owned by him to United Orient Bank and 187,750 shares of Common Stock owned by him to Chemical Bank, each to secure a personal loan to Mr. Chang.

     Except as set forth in this Item 6, Mr. Chang does not have any contracts, arrangements, understandings or relationships with respect to the Common Stock of the Company.


Item 7. Material to be Filed as Exhibits.

     1. Amendment No. 1 to Employment Agreement, dated March 8, 1995, by and between Dominic Chang and Family Golf Centers, Inc.


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                                  SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1997


                                                 /s/ Dominic Chang
                                                 -----------------------
                                                 Dominic Chang


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                                  SCHEDULE A
                       Transactions in the Common Stock

                   Number of Shares                     Price Per Share
Date               Purchased (Sold)                  (Excluding Commission)
----               ----------------                   ---------------------
2/11/97                 20,000                             $22.5891